DLA Piper Rudnick Gray Cary US LLP

1221 S. MoPac Expressway, Suite 400 Austin, Texas 78746-7650

T      512.457.7122

F      512.457.7001

W    www.dlapiper.com

July 11, 2006

Via EDGAR (with a copy by Federal Express)

Mr. Martin F. James

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.W., Mail Stop 6010

Washington, D.C. 20549

Re:	SigmaTel, Inc.
Form 10-K for the Year Ended December 31, 2005 and related filings
Form 10-Q for the Quarter Ended March 31, 2006
File No. 000-50391

Dear Mr. James:

We are writing on behalf of SigmaTel, Inc. (the “Company”) in regard to the comment letter from the Staff of the Securities and Exchange Commission dated June 21, 2006 containing comments to the Company’s Form 10-K for the Year Ended December 31, 2005 and related filings and Form 10-Q for the Quarter Ended March 31, 2006. The italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.

Form 8-K Filed on April 25, 2006 and January 31, 2006

1.	We note that you refer to your non-GAAP information as “pro forma”. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP measures.

In future filings, the Company will revise its presentation to omit the pro forma terminology when referring to non-GAAP measures and information.

Form 10-K for the Year Ended December 31, 2005

Consolidated Financial Statements, page F-l

Note 7. Acquisitions, page F-18

2.

We note that you have allocated $7.5 million, $2.3 million, $2.9 million, and $2.3 of the purchase price for your acquisitions of Oasis, Protocom, Rio, and Apogee, respectively, to developed technology and have assigned useful lives of six, six, five, and five years, respectively, to these intangible assets. Please tell us and revise the note in future filings to clearly describe the developed technology and explain how it meets the definition of an intangible asset outlined in paragraph 39 of SFAS 141. To the extent possible, please identify

Mr. Martin F. James

Securities and Exchange Commission

July 11, 2006

Page Two

the products that were feasible at the date of these acquisitions. Discuss your basis for assigning the useful life to these intangible assets.

Please tell us and revise the note in future filings to clearly describe the developed technology and explain how it meets the definition of an intangible asset outlined in paragraph 39 of SFAS 141. AND To the extent possible, please identify the products that were feasible at the date of the acquisitions.

The developed technology the Company acquired from Oasis Semiconductor, Inc. (“Oasis”) consists of three integrated circuit products (and the intellectual property contained therein) (referred to hereafter as “chips”), which the Company assigned the value of $7.5 million. Oasis sold the chips under the trade names DigiCopy, Digicolor I and Digicolor II and the chips are used to control the operation of devices which can scan, fax and print documents. The Oasis developed technology was feasible at the date of acquisition as Oasis was actively marketing and selling the developed technology at the date of acquisition.

The developed technology the Company acquired from Protocom Corporation (“Protocom”) consists of two chips, the PR818 and PR828, which the Company assigned the value of $2.3 million. The chips are used in camcorders and other video capture equipment and implement different video compression and decompression algorithms. The Protocom developed technology was feasible at the date of acquisition as Protocom was actively marketing and selling the developed technology at the date of acquisition.

The developed technology the Company acquired from D&M Holdings, Inc. (“Rio”) consists of computer programs, intellectual property and other proprietary know-how related to the hard-drive MP3 player business. The Company assigned the value of $2.9 million to the Rio developed technology. The computer programs comprising the Rio developed technology are generally used to control the operation of hard-drive MP3 players. Rio did not sell the computer programs as stand-alone computer programs, but rather, incorporated the computer programs into MP3 players sold under the Rio brand name. The Rio developed technology was feasible at the date of acquisition as Rio was actively marketing and selling the developed technology at the date of acquisition.

The developed technology the Company acquired from Apogee Technology, Inc. (“Apogee”) consists of four different core models of chips, which the Company assigned the value of $2.3 million. The chips, which Apogee sold under the trade name “DDX”, perform digital audio amplification functions and can be used in a variety of different consumer audio applications including digital televisions, cell phones, personal computers and MP3 players. The Apogee developed technology was feasible at the date of acquisition as Apogee was actively marketing and selling the developed technology at the date of acquisition.

The Company records intangible assets in accordance with Statement of Financial Accounting Standards No. 141 Business Combinations (“SFAS 141”) and Statement of Financial Accounting Standards No. 142 Goodwill and Other Intangible Assets (“SFAS 142”). Specifically, SFAS 141 paragraph 39 states:

Mr. Martin F. James

Securities and Exchange Commission

July 11, 2006

Page Three

“An intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations). If an intangible asset does not arise from contractual or other legal rights, it shall be recognized as an asset apart from goodwill only if it is separable, that is, it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged (regardless of whether there is an intent to do so).”

The Company believes the developed technologies acquired in the Oasis, Protocom, Rio and Apogee acquisitions should be recognized as intangible assets separate from goodwill as the developed technologies are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged, consistent with the guidance in SFAS 141 paragraph 39. Furthermore, the Company believes the acquired developed technologies, as described above, are included in the “Examples of Intangible Assets That Meet the Criteria for Recognition Apart from Goodwill” set forth in SFAS 141 Appendix A; specifically, the sub-caption “Technology-based intangible assets” which includes patented and unpatented technology.

In future filings, the Company will incorporate the information above to more clearly describe the developed technologies, explain how the developed technology meets the definition of an intangible asset outlined in paragraph 39 of SFAS 141 and elaborate on the products that were feasible at the date of acquisition.

Discuss your basis for assigning the useful life of these intangible assets.

The Company assigned useful lives to the intangible assets in accordance with SFAS 142 paragraph 11, which states:

“The accounting for a recognized intangible asset is based on its useful life to the reporting entity. An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized. The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity. The estimate of the useful life of an intangible asset to an entity shall be based on an analysis of all pertinent factors…”

The Company, with the consultation of independent third parties, determined the estimated useful lives of the developed technologies acquired in the Oasis, Protocom, Rio and Apogee acquisitions based on the weighted average time to cash flows and the other considerations above, and taking into consideration the pertinent factors listed in SFAS 142 paragraph 11 and mentioned above, for each developed technology. Based on the above analysis, the Company assigned the developed technologies acquired from Oasis, Protocom, Rio and Apogee useful lives of six, six, five and five years, respectively. The primary difference in the acquired developed technologies useful lives assigned resulted from the period over which the developed technologies are expected to contribute directly or indirectly to the future cash flows of the entity.

In future filings, the Company will incorporate the above discussion on the assignment of useful lives of the intangible assets.

*     *     *

Mr. Martin F. James

Securities and Exchange Commission

July 11, 2006

Page Four

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (512) 457-7122. Thank you very much for your assistance.

Very truly yours,

DLA Piper Rudnick Gray Cary US LLP

/s/ Patrick C. Maroney
Patrick C. Maroney patrick.maroney@dlapiper.com

cc:	Tara Harkins, Staff Accountant, Securities and Exchange Commission
Ross Goolsby, Vice President of Finance and Chief Financial Officer, SigmaTel, Inc.
Paul E. Hurdlow, Partner, DLA Piper Rudnick Gray Cary US LLP

July 11, 2006

Via EDGAR (with a copy by Federal Express)

Mr. Martin F. James

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.W., Mail Stop 6010

Washington, D.C. 20549

Re:	SigmaTel, Inc.
Form 10-K for the Year Ended December 31, 2005 and related filings
Form 10-Q for the Quarter Ended March 31, 2006
File No. 000-50391

Dear Mr. James:

This correspondence is in response to the comment letter from the Staff of the Securities and Exchange Commission dated June 21, 2006 with respect to SigmaTel, Inc.’s (the “Company”) Form 10-K for the Year Ended December 31, 2005 and related filings and Form 10-Q for the Quarter Ended March 31, 2006. We are submitting this correspondence in conjunction with the response letter to the Staff of even date herewith from DLA Piper Rudnick Gray Cary US LLP, the Company’s legal counsel, responding on behalf of the Company to the Staff’s comments and in accordance with Staff guidance provided in SEC Press Release No. 2004-89 regarding the submission of “Tandy” language.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities law of the United States.

If you should have any questions regarding the above, please do not hesitate to contact me at (512) 381-3736.

Sincerely,

SIGMATEL, INC.

/s/ Ross Goolsby
Ross Goolsby
Vice President of Finance and Chief Financial Officer

cc:	Tara Harkins, Staff Accountant, Securities and Exchange Commission
Paul E. Hurdlow, Partner, DLA Piper Rudnick Gray Cary US LLP